Consolidated

Balance sheets

June 30, 2008 and December 31, 2007 (unaudited)

(Expressed in United States dollars)

	June 30, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents (Note 11)	$2,022,744	$1,232,255
Accounts receivable (net) and accrued revenue	794,066	506,648
Note receivable	25,037	27,400
Inventory	5,131	12,217
Deposits and prepaid expenses	183,544	188,568
	3,030,522	1,967,088

Employee future benefits	107,247	95,551
Property and equipment	233,489	258,414
Deferred development costs	196,125	235,350
Intangible assets	61,539	70,260
	$3,628,922	$2,626,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$253,728	$262,718
Deferred revenue	142,780	22,820
	396,508	285,538

Convertible notes	502,896	446,140

Shareholders’ equity
Share capital (note 4)	47,487,711	47,473,681
Subscription receipts (note 11)	1,750,000	-
Warrants	1,027,114	1,027,114
Contributed surplus (note 5)	2,649,792	2,686,757
Deficit	(50,185,099)	(49,292,567)
	2,729,518	1,894,985

	$3,628,922	$2,626,663

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

REVENUE
Royalties, licenses and engineering fees	$608,466	$736,659	$979,544	$1,272,868
Product sales	53,377	59,371	105,707	129,522
	661,843	796,030	1,085,251	1,402,390

Cost of product sales	17,340	29,455	34,365	56,170
	644,503	766,575	1,050,886	1,346,220
EXPENSES
Marketing	221,895	335,071	509,931	733,828
Operations	69,677	33,679	134,785	66,905
Product engineering	259,185	167,411	496,443	347,999
Administration	307,720	301,560	616,123	582,265
Foreign exchange loss	(654)	(630)	1,292	191
Amortization	47,282	55,813	93,896	110,625
	905,105	892,904	1,852,470	1,841,813

Loss before other items	(260,602)	(126,329)	(801,584)	(495,593)

OTHER ITEMS
Interest income	3,506	20,556	10,462	43,644
Interest on convertible notes	(13,004)	(20,569)	(31,079)	(40,911)
Accretion expense	(28,377)	(19,154)	(56,755)	(38,097)
Gain on sale of property and equipment	–	586	–	586
	(37,875)	(18,581)	(77,372)	(34,778)

Loss before taxes	(298,477)	(144,910)	(878,956)	(530,371)
Foreign withholding tax	(7,587)	(13,269)	(13,576)	(24,536)
Net loss and comprehensive loss for period	(306,064)	(158,179)	(892,532)	(554,907)

Deficit, beginning of period	(49,879,035)	(48,383,228)	(49,292,567)	(47,986,500)

Deficit, end of period	$(50,185,099)	$(48,541,407)	$(50,185,099)	$(48,541,407)

Loss per common share (basic and diluted)	$(0.03)	$(0.02)	$(0.09)	$(0.06)

Weighted average common shares outstanding (basic and diluted)	9,468,985	9,412,576	9,466,688	9,398,733

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Cash provided by (used in):

OPERATIONS
Loss for the period	$(306,064)	$(158,179)	$(892,532)	$(554,907)

Items not requiring (providing) cash:
Amortization	47,282	55,813	93,896	110,625
Stock based compensation	(49,947)	68,287	(22,935)	169,496
Accretion expense	28,377	19,154	56,755	38,097
Employee future benefits	5,833	–	(11,695)	–
Gain on sale of property and equipment	–	(586)	–	(586)
Other	(290)	(349)	(637)	(1,367)
Changes in non-cash working capital balances (note 7(a))	(392,894)	5,156	(164,338)	(366,270)
	(667,703)	(10,704)	(941,486)	(604,912)

FINANCING
Issuance of common shares (net)	–	24,555	–	96,855
Subscription receipts(Note 11)	1,750,000	–	1,750,000	–
	1,750,000	24,555	1,750,000	96,855

INVESTMENTS
Note receivable	–	–	3,000	36,000
Purchase of property and equipment	(5,044)	(2,837)	(13,829)	(9,367)
Purchase of intangible assets	(3,248)	(3,135)	(7,196)	(3,135)
Proceeds from sale of property and equipment	–	586	–	586
	(8,292)	(5,386)	(18,025)	24,084

(Decrease) increase in cash and cash equivalents	1,074,005	8,465	790,489	(483,973)
Cash and cash equivalents, beginning of period	948,739	1,824,038	1,232,255	2,316,476

Cash and cash equivalents, end of period	2,022,744	1,832,503	2,022,744	1,832,503

Supplementary Information (note 7(b))

Notes

to the Consolidated Financial Statements

For the three and six months ended June 30, 2008 and 2007 (unaudited)

(Expressed in United States dollars)

1.

Financial statement presentation

QSound Labs, Inc.(“QSound” or the “Company”), a public company organized under the laws of the Province of Alberta, Canada, is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles. These accounting policies and methods of computation are described in the notes to the audited consolidated financial statements for the year ended December 31, 2007. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007. The disclosures herein are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted.

Use of estimates:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

2.

Significant new accounting policies:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. These new disclosures are included in note 9.

Section 3031 requires entities to measure inventories at the lower of cost and net realizable value.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

2.

Significant new accounting policies (continued):

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The new disclosures pursuant to these new Handbook Sections are included in notes 3 and 10.

3.

Financial instruments:

(a)

Classification of financial instruments:

The Company has classified its financial instruments as follows:

	June 30, 2008	December 31, 2007
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$2,022,744	$1,232,255

Loans and receivables, measured at amortized cost:
Accounts receivable	794,066	506,648
Note receivable	25,037	27,400
	819,103	534,048

	June 30, 2008	December 31, 2007
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	253,728	262,718
Convertible notes	502,896	446,140
	756,624	708,858

The Company had neither available for sale, nor held to maturity financial instruments during the period ended June 30, 2008 or during the year ended December 31, 2007. The fair value of the convertible notes is as follows:

	June 30, 2008	December 31, 2007

Fair value of convertible notes	$801,453	785,980

3.

Financial instruments:

(b)

Accounts receivable:

The Company’s accounts receivable is comprised of the following:

	June 30, 2008	December 31, 2007

Trade receivables	823,534	512,101
Allowance for doubtful accounts	(35,000)	(40,783)
Other	5,532	35,330
	794,066	506,648

4.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2007	9,462,985	$47,473,681

Share awards issued	7,000	14,030
Subscriptions for issuable shares	–	1,750,000
Balance June 30, 2008	9,469,985	$49,237,711

5.

Contributed surplus:

Balance December 31, 2007	$2,686,757

Stock based compensation	(38,005)
Share Awards	1,040
Balance June 30, 2008	$2,649,792

6.

Stock based compensation:

(a) On January 9, 2008, the Company awarded 15,000 shares in settlement of 45,000 stock options. 6,000 of the shares vested immediately with 3,000 each vesting on June 30, September 30 and December 31 2008. At the date of settlement a non cash expense of $16,392 was charged to earnings representing the remainder of the grant date fair value of the original stock option award and the excess of the fair value of the replacement vested awards over the fair value of the cancelled award at the cancellation date. During the three months ended June 30, 2008 6,000 awards were cancelled resulting in a total charge to earnings of ($2,090) and $2,590 being recognized in the three and six months to June 30, 2008 respectively.

6.

Stock based compensation (continued):

(b) A summary of the Company’s outstanding stock options at June 30, 2008 and activity during the period is presented below:

	Number of Shares	Weighted average exercise price
Balance December 31, 2007	858,500	$1.84

Granted	273,500	1.45
Exercised
Cancelled or expired	(163,500)	3.28
Balance June 30, 2008	968,500	$1.48

All stock options granted have expiry dates between 2008 and 2015. Of the 273,500 stock options granted, 140,500 vest in 2008 and 133,000 vest in 2009.

The following table summarizes the information about stock options outstanding at June 30, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.05	423,500	3.20	$0.82	423,500	$0.82
1.06 to 1.65	381,500	3.67	1.50	174,500	1.57
2.05 to 2.40	88,500	0.75	2.05	88,500	2.05
3.50 to 5.02	75,000	2.92	4.45	75,000	4.45
	968,500	3.14	$1.48	761,500	$1.49

A non cash expense for the three and six months ended June 30, 2008 of ($47,857) and ($38,005) (2007: $68,287 and $169,496) respectively was credited / charged to earnings, reflecting the fair value of stock options vested during the period, with a corresponding entry to contributed surplus

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2008	2007
Risk free interest rate	2.31%	4.79%
Expected option life (years)	17 months	24 months
Expected volatility	83.25%	45.47%

The weighted average fair value at the date of grant of options granted for the three and six months ended June 30, 2008 was $0.55 (2007: $1.66).

7.

Supplementary information:

(a)

Net change in non-cash working capital

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Accounts receivable	$(319,787)	$137,765	$(287,418)	$(396,949)
Inventory	3,793	(17)	7,086	803
Deposits and prepaid expenses	18,461	(10,813)	5,024	(49,507)
Accounts payable and accrued liabilities	(31,468)	(55,415)	(8,990)	(27,573)
Deferred revenue	(63,893)	(66,364)	119,960	106,956
	$(392,894)	$5,156	$(164,338)	$(366,270)

(b)

Cash flow information

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Interest received in cash	$3,135	$18,791	$11,347	$51,047

Interest paid in cash	$37,560	$20,342	$37,560	$41,137

Taxes paid in cash	$5,233	$13,269	$16,536	$24,536

(c)

Defined benefit pension plan

In the three and six month periods to June 30, 2008 $6,649 and $13,142 respectively has been charged to expense in relation to the President’s defined benefit pension plan. At June 30, 2008 a deficit of $4,119 on the funded status of this plan existed.

8.

Segmented information:

The Company determined that the reportable segments as reported in the year ended December 31, 2007 no longer met the quantitative thresholds established by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1701 – Segment Disclosures. Accordingly, the Company has one reportable operating segment being Audio Products (“Audio). Audio involves the development and marketing of sound enhancement technology for use in various industries. Other revenue reported below includes revenue from the E-commerce and telephony segments.

For the three month period ended June 30, 2008	Audio	All Other	Total
Revenue	$628,355	$33,488	$661,843
Amortization	43,050	4,232	47,282
Loss before other items	(227,301)	(33,301)	(260,602)
Interest income	3,506	–	3,506
Segment assets	3,539,521	89,401	3,628,922
Expenditures for property and equipment	5,044	–	5,044
Expenditures for intangible assets	3,248	–	3,248
For the three month period ended June 30, 2007	Audio	All Other	Total
Revenue	$763,106	$32,924	$796,030
Amortization	49,512	6,301	55,813
Loss before other items	(87,048)	(39,281)	(126,329)
Interest income	20,237	319	20,556
Segment assets	3,184,654	179,155	3,363,809
Expenditures for property and equipment	2,837	–	2,837
Expenditures for intangible assets	3,135	–	3,135

8.

Segmented information (continued):

For the six month period ended June 30, 2008	Audio	All Other	Total
Revenue	$1,017,972	$67,279	$1,085,251
Amortization	85,432	8,464	93,896
Loss before other items	(736,521)	(65,063)	(801,584)
Interest income	10,462	–	10,462
Expenditures for property and equipment	13,829	–	13,829
Expenditures for intangible assets	7,196	–	7,196
For the six month period ended June 30, 2007	Audio	All Other	Total
Revenue	$1,328,634	$73,756	$1,402,390
Amortization	98,024	12,601	110,625
Loss before other items	(426,261)	(69,332)	(495,593)
Interest income	42,108	1,536	43,644
Expenditures for property and equipment	9,367	–	9,367
Expenditures for intangible assets	3,135	–	3,135

	Three months ended		Six months ended
Geographic revenue information	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Canada	$17,911	$58,572	$45,543	$70,390
United States	526,694	560,052	834,314	1,040,480
Asia	93,628	170,806	155,784	282,120
Europe	20,000	5,000	45,000	5,000
Other	3,610	1,600	4,610	4,400
	$661,843	$796,030	$1,085,251	$1,402,390

During the three and six months ended June 30, 2008 two and three customers respectively within the Audio segment contributed 63% and 68% of the total revenues, each providing greater than 10% of total revenues. In the three and six months ended June 30, 2007, one and three customers within the Audio segment contributed 38% and 56% of the total revenues, each providing greater than 10% of total revenues.

9. Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and cash equivalents, notes payable and equity comprised of issued capital, contributed surplus, warrants and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

10. Financial risk management:

(a) Overview:

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The audit committee of the board reviews the Company’s risk management policies on an annual basis.

(b)

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivables and note receivable. The carrying amount of financial assets represents the maximum credit exposure.

The Company has adopted a credit policy under which each new customer is analyzed individually for creditworthiness before payment terms and conditions are offered. The Company’s exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. In certain instances, the Company requires prepaid royalties from specific customers.

At June 30, 2008, two customers collectively represented 76% of accounts receivable. At December 31, 2007, three customers represented 69% of accounts receivable.

The Company establishes an allowance for doubtful accounts that represents estimated losses in respect of trade receivables. The Company had an allowance for doubtful accounts at June 30, 2008 of $35,000 (December 31, 2007: $40,783). At June 30, 2008 and December 31, 2007, the Company had no material past due trade accounts receivables.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.

(c)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at June 30, 2008, the Company had financial assets held for trading of $2,022,744, loans and receivables of $819,103 and financial liabilities of $756,624. As at December 31, 2007, the Company had financial assets held for trading of $1,232,255, loans and receivables of $534,048 and financial liabilities of $708,858.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows from operations.

(d) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its financial instruments. The Company generates its revenues in U.S. dollars while incurring substantially all of its liabilities in Canadian dollars. The Company is exposed to currency risk for purchases that are denominated in Canadian dollars. The Company has not entered into any currency hedging transactions.

11.

Subsequent Events

On July 30, 2008 the Company completed the following transactions:

1.

The issuance and sale by the Company of 1,925,000 units (“Units”) at a price of $1.00 per Unit. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant of the Company (“Unit Warrant”), each Unit Warrant entitling the holder thereof to purchase one common share in the capital of the Company at a price of $1.50, subject to standard anti-dilution adjustments. As at June 30, 2008, the Company had received funds totalling $1,750,000 with respect to this transaction and this is reflected in cash and cash equivalents in the balance sheet.

2.

Agreement for the acquisition from MachineWorks NorthWest LLC, a private company, of the Ripp3D graphics engine for mobile games for a purchase price of $3.1 million US (the “Asset Acquisition”). The agreement calls for an upfront payment of $1.1 million consisting of $600,000 US cash and the issuance of  434,783 common shares of the Company valued at $1.15 US per share and will pay the balance over a period of 20 months. As part of the Asset Acquisition, the Company also has acquired an option to purchase the MachineWorks Northwest mobile gaming business, exercisable until January 31, 2009.

12. United States accounting principles:

(a) Statements of operations, comprehensive income and deficit

The effect on the loss for the three and six months ended June 30, 2008 and 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net loss under Canadian GAAP	$(306,064)	$(158,179)	$(892,532)	$(554,907)
Amortization of deferred development costs	5,054	5,054	10,109	10,109
Accretion of debt discount	9,309	10,848	18,618	21,576
Net loss under US GAAP	(291,701)	(142,277)	(863,805)	(523,222)

Loss per share (basic and diluted)	$(0.03)	$(0.02)	$(0.09)	$(0.06)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Other comprehensive loss for the period as reported in accordance with Canadian GAAP	–	–	–	–
Employee future benefits	(11,791)	–	(10,736)	–
Other comprehensive loss under US GAAP	(11,791)	–	(10,736)	–

b) Balance sheet

The effect on the consolidated balance sheet at June 30, 2008 of the difference between Canadian and United States generally accepted accounting principles is as follows:

June 30, 2008	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$3,030,522	–	$3,030,522
Employee future benefits	107,247	(107,247)	–
Property and equipment	233,489	–	233,489
Deferred development costs	196,125	(30,326)	165,799
Intangible assets	61,539	–	61,539
	$3,628,922	(137,573)	$3,491,349

Current liabilities	$396,508	–	$396,508
Liability for pension benefits	–	4,119	4,119
Convertible notes	502,896	(346,538)	156,358
Shareholder’s equity:
Share capital	47,487,711	202,058	47,689,769
Subscription receipts	1,750,000	–	1,750,000
Warrants	1,027,114	–	1,027,114
Contributed surplus	2,649,792	272,582	2,922,374
Deficit	(50,185,099)	(158,428)	(50,343,527)
Accumulated other comprehensive loss	–	(111,366)	(111,366)
	$3,628,922	(137,573)	$3,491,349

(d)   Recent accounting pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin no. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but not yet adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted. The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

Canadian GAAP pronouncements:

(i)

CICA Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This is effective for fiscal years beginning after November 1, 2008 and interim period within those fiscal years.

Although the Company is in the process of evaluating the impact of these statements, the Company does not expect adoption of the statements to have a material impact on the Company’s financial statements.

Management’s Discussion and Analysis

Three and six month periods ended June 30, 2008

This Management Discussion and Analysis (“MD&A”) dated August 12th, 2008 should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2008 and the audited consolidated financial statements, notes and MD&A thereto of QSound Labs, Inc. (“QSound” or the “Company”) for the year ended December 31, 2007. This additional information, together with the Annual Report on Form 20-F can be found on SEDAR, EDGAR and the Company’s website at www.qsound.com.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are stated in United States dollars. This discussion provides management’s analysis of the Company’s historical financial and operating performance based on information currently available and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant.

Forward looking statements:

This discussion contains forward-looking statements concerning, among other things, the Company’s continuing steps through research and development to ensure its technology is current and up to date, continuing protection of its technology through the registration of trademarks and patents, sufficient cash and cash flow from operations to meet its requirements for the foreseeable future, and expectation of continued listing on the Nasdaq Stock Market. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with acceptance of QSound’s technologies by OEM’s, ODM’s and consumers, successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, ability to sustain Nasdaq listing requirements, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview:

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio software engines. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia, and Internet markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Financial overview:

Revenue:

	Three months ended June 30				Six months ended June 30
	2008	%	2007	%	2008	%	2007	%
Up front license fees	20,000	3%	40,000	5%	45,000	4%	251,600	18%
Royalties and recurring license fees	588,466	89%	696,659	88%	934,544	86%	1,021,268	73%
Audio product sales	19,889	3%	26,447	3%	38,428	3%	55,766	4%
E-commerce product sales	29,677	4%	32,101	4%	61,129	6%	71,115	5%
Telephony product sales	3,811	1%	823	-%	6,150	1%	2,641	-%
	661,843	100%	796,030	100%	1,085,251	100%	1,402,390	100%

Royalty and recurring license fee revenue for the three months ended June 30, 2008 decreased 16% to $588,466 from $696,659 for the three months ended June 30, 2007. For the six months ended June 30, 2008 and 2007 royalty and recurring license fee revenue was $934,544 and $1,021,268, respectively, a decrease of 9%.  The increase in revenues from Aricent/LG has not been sufficient to compensate for the decline in revenues from UTStarcom and Panasonic as their product lines reach maturity.

Up front license fees for the three months ended June 30, 2008 and 2007 were $20,000 and $40,000 respectively, a decrease of 50%. For the six months ended June 30, 2008 up front license fee revenue decreased 82% to $45,000 from $251,600 in the corresponding period in 2007. This decrease is a result of less focus being placed on non recurring fees whilst concentrating on building a more stable base of recurring revenue from licensees. QSound will continue to negotiate up front license or engineering fees into its license agreements where possible, but their influence on total revenue will be less marked.

Total product sales have declined 10% to $53,377 for the three months to June 30, 2008 from $59,371 in 2007. For the six months ended June 30, 2008 and 2007 audio product sales were $105,707 and $129,522 respectively, a decrease of 18%. Both the three and six month declines seen in 2008 are attributable to falling levels of sales within the audio and e-commerce segments.

Expenses:

	Three months ended June 30				Six months ended June 30
	2008	%	2007	%	2008	%	2007	%
Marketing	221,895	24%	335,071	37%	509,931	28%	733,828	40%
Operations	69,677	8%	33,679	4%	134,785	7%	66,905	4%
Product engineering	259,185	29%	167,411	19%	496,443	27%	347,999	19%
Administration	307,720	34%	301,560	34%	616,123	33%	582,265	31%
Foreign exchange loss	(654)	-%	(630)	-%	1,292	-%	191	-%
Amortization	47,282	5%	55,813	6%	93,896	5%	110,625	6%
	905,105	100%	892,904	100%	1,852,470	100%	1,841,813	100%

Expenses for the three months ended June 30, 2008 and 2007 were $905,105 and $892,904 respectively, an increase of 1%. Expenses for the six months ended June 30, 2008 were $1,852,470 as compared to $1,841,813 in 2007, an increase of 1%. These small movements have occurred even though the Company has experienced increasing cost levels due to the strengthening of the Canadian dollar against the United States dollar during this period.

For the three months ended June 30, 2008, marketing expenses were $221,895, as compared to $335,071 in 2007. This 34% decrease was primarily due to a reversal of previously booked stock compensation expense, which occurred as a result of stock option forfeitures. For the six months ended June 30, 2008 marketing expenses decreased by $223,897 or 31%, to $509,931 as compared to $733,828 in 2007 for the same reason as discussed re the current quarter.

Operations expenses have increased 107% to $69,677 for the three months ended June 30, 2008 compared to $33,679 for the same period in 2007. For the six months ended June 30, 2008 operations expenses increased 101% to $134,785 from $66,905 in 2007. This increase in expenditure is reflective of increased support staff in the Asia region for 2008 and due to the strengthening Canadian dollar.

For the three months ended June 30, 2008, product engineering expenses were $259,185, as compared to $167,411 for the same period in 2007. The 55% increase is due to the strengthening Canadian dollar which effectively increased staffing costs and higher levels of stock based compensation expense. For the six months ended June 30, 2008 and 2007 product engineering expenses were $496,443 and $347,999 respectively, an increase of 43% as a result of the same factors as described above.

Administration expenses have increased 2% to $307,720 for the three months ended June 30, 2008 from $301,560 for the same period in 2007.  This increase is attributable to  the strengthening Canadian dollar and cost of living increase that occurred in the second half of 2007. This was offset by the high allowance for doubtful accounts in 2007. For the six months ended June 30, 2008 administration expenses were $616,123 as compared to $582,265 for the same period in 2007. The 6% increase being primarily due to a $30,000 increase in salaries and consulting costs of $31,000 and a $16,000 increase in building lease costs.  This increase was mitigated by the successful recovery of a doubtful account amounting to $7,000 and by an increase in allowance for doubtful accounts over the same period in 2007.

Amortization for the three months ended June 30, 2008 decreased 15% to $47,282 from $55,813 in 2007, and for the six months ended June 30, 2008 decreased 15% to $93,896 from $110,625 in 2007. The decreases occurring as a direct result of the Company’s declining balance method of amortization of capital assets.

Interest income:

Interest income was $3,506 and $10,462 in the three and six months ended June 30, 2008 compared to $20,556 and $43,644 for the same periods in 2007. The decrease is resultant from lower levels of surplus cash balances being invested due to the cash requirements of the Company’s operating activities.

Interest on convertible notes and accretion expense:

Interest on convertible notes has decreased for the three months ended June 30, 2008 to $13,004 from $20,569 for the same period in 2007, a decrease of 37%, and for the six months ended June 30, 2008 has decreased 24% to $31,079 from $40,911 in 2007. The decrease is attributable to the falling US interest rate over the corresponding period in 2007.

Accretion expense for the three months ended June 30, 2008 increased 48% to $28,377 from $19,154 in the corresponding period in 2007, and for the six months ended June 30, 2008 increased 49% to $56,755 from $38,097. Both increases are due to using the Effective Interest Rate within the accretion calculation.

Summary of quarterly results:

The following table sets out certain operating results and balance sheet items of the Company for the past eight quarters:

	2008		2007				2006
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Revenue	661,843	423,408	304,455	672,294	796,030	606,360	543,405	341,687
Net loss	(306,064)	(586,468)	(516,616)	(234,544)	(158,179)	(396,728)	(509,781)	(533,020)
Loss per share	(0.03)	(0.06)	(0.05)	(0.02)	(0.02)	(0.04)	(0.05)	(0.06)
Total cash	2,022,744	948,739	1,232,255	1,507,956	1,832,503	1,824,038	2,316,476	2,307,783
Total assets	3,628,922	2,301,916	2,626,663	3,251,976	3,363,809	3,531,771	3,534,885	4,041,512
Total debt	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000

Financial condition:

QSound has historically financed its operations through the issuance of common shares and debt. As at June 30, 2008, the Company had cash and cash equivalents totaling $2,022,744 compared to $1,232,255 as at December 31, 2007. Included in cash and cash equivalents at June 30, 2008, is $1,750,000 relating to subscriptions received for a private placement that closed subsequent to the quarter ending. The Company had convertible notes amounting to $1,000,000 outstanding at June 30, 2008 and December 31, 2007.

For the three months ended June 30, 2008 cash used in operating activities was $667,703 compared to cash used in operating activities of $10,704 for the three months ended June 30, 2007. For the six months ended June 30, 2008 and 2007 cash used in operating activities was $941,486 and $604,912 respectively. The movements in the three months to June 30, 2008 and 2007 have resulted from the changes in non cash working capital balances with these being influenced by the movements in accounts receivable. The change attributable to the changes in non-cash working capital balances for the six months ended June 30, 2008 and 2007 is again influenced by the movement that has occurred in accounts receivable over the periods.

For the three months ended June 30, 2008 and 2007 cash provided from financing activities was $1,750,000 and $24,555 respectively. For the six months ended June 30, 2008 and 2007 cash provided by financing activities was $1,750,000 and $96,855 respectively. Cash provided from financing activities in 2007 resulted from the exercise of stock options, while in 2008, the cash resulted from subscriptions received for a private placement that closed subsequent to June 30, 2008.

For the three months ended June 30, 2008 and 2007 cash used in investing activities was $8,292 and $5,386 respectively. For the six months ended June 30, 2008 cash used in investing activities was $18,025 compared to cash provided in investing activities of $24,084 for the six months ended June 30, 2007. Cash used in investing activities in the six months ended Jun 30, 2008 resulted primarily from investment of $13,829 and $7,196 in Property and Equipment and Intangible Assets respectively offset by the receipt of $3,000 of the outstanding Note Receivable.  Cash provided from investing activities in the six months ended Jun 30, 2007 resulted primarily from receipt of $36,000 of the outstanding note receivable and receipt of $586 from the sale of capital assets, offset by investment in Property and Equipment of $9,367 and Intangible assets of $3,135

The Company continues to take steps to ensure that its technology is current and up to date and will endeavor to maintain this through continuing research and development, and protecting its technology through the registration of trademarks and patents.

Management believes that the Company’s current cash and anticipated cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

Critical accounting estimates and policies:

The preparation of the consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

In January 2006, the Canadian Accounting Standards Board (AcSB) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (PAE).  On February 13, 2008, the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS.  Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS. The Company is currently in the process of assessing the impact of IFRS on its financial statements.

Stock-based compensation:

The Company uses the fair value based method of accounting for stock options. Determination of the amounts of stock-based compensation is based on the assumption of stock volatility, interest rates, forfeitures and the term of the option. Such assumptions by their nature are subject to measurement uncertainty.

Revenue recognition:

QSound generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Changes in accounting policies:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

Section 3031 requires entities to measure inventories at the lower of cost and net realizable value.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer of QSound are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian GAAP. The Company has assessed the design of its internal control over financial reporting and has identified the following material weakness:

•

Due to the limited number of staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected. While management of QSound have in place mitigating factors, namely the CEO and CFO being actively involved in the Company’s operational and financial activities, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Risks

Except as set forth below, there have been no material changes to the disclosures set forth in Part I, Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

On April 11, 2008 the Company received from The Nasdaq Stock Market a letter indicating that the Company was not in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Marketplace Rules 4310 (c)(3)(A), 4310 (c)(3)(B) and 4310 (c)(3)(C).  The subject rules require compliance with at least one of the above requirements in order to maintain listing with Nasdaq.  The Company submitted a specific plan to achieve compliance, which did not close within the time frame anticipated.   On July 15, 2008 the Company received a Nasdaq Staff Determination indicating that, as the Company had failed to comply with the stockholders’ equity, net income and market value of publicly held shares requirements for continued listing as set forth in Nasdaq Marketplace Rules 4310 (c)(3)(A), 4310 (c)(3)(B) and 4310 (c)(3)(C), its securities were subject to delisting from The Nasdaq Capital Market.  The Company has appealed the Staff Determination to the Listing Qualifications Hearing Department and the hearing before the Nasdaq Hearings Panel is scheduled to take place on August 28, 2008.  The delisting action referenced in the Staff Determination has been stayed pending a final written decision by the Nasdaq Hearings Panel.

As of the date of this report, the Company believes that it has regained compliance with the shareholders’ equity requirement for continued listing on The Nasdaq Capital Market.  The Company intends to file a pro forma balance sheet in conjunction with the filing of its Second Quarter 2008 Interim Report showing compliance with the stockholders’ equity requirement of at least $2,500,000 for continued listing on the Nasdaq Capital Market.  The Nasdaq Hearings Panel will review the transactions entered into by the Company on July 30, 2008, the pro forma balance sheet and other information to be provided by the Company, and will make a determination regarding continued listing.   Although the Company expects that it will be able to demonstrate ongoing compliance with listing standards, the determination will be made in the discretion of the Nasdaq Hearings Panel and there can be no guarantee of success.